MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the third quarterly period (three months ended January 31, 2007 and 2006). Monetary amounts are stated in United States (“US”) dollars unless otherwise noted.

The Management’s Discussion and Analysis (“MD&A”) reviews Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) business and financial performance, and compares its financial results for the three month period ended January 31, 2007 (“Q3 2007”) with the comparable period a year earlier (the three months ended January 31, 2006 (“Q3 2006”)). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the consolidated financial statements and accompanying notes.

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States.

Pacific Rim’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

The MD&A contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact and including without limitation statements regarding projected production, potential mineralization, mineral resources, mineral reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate and actual results and future events could differ materially from them. Readers are referred to Section 9: Risks and Uncertainties, and the Company’s Note Regarding Forward Looking Statements in Section 14 for further information.

1. FISCAL 2007 THIRD QUARTER IN REVIEW

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a socially and environmentally model, low cost, intermediate level gold producer.

El Dorado Gold Project, El Salvador

During Q3 2007, Pacific Rim continued its exploration drilling program at the El Dorado project in El Salvador. The Company’s recent return to exploration drilling has resulted in the discovery of a number of new gold mineralized areas in the vicinity of the main Minita resource and reserve area: the Deep Minita zone between the Minita and South Minita deposits, the Los Jobos vein to the northeast of the Minita deposit, and most recently, the Balsamo gold zone 500 meters east of the South Minita deposit.

The Balsamo discovery has quickly evolved into an exciting and potentially significant new gold zone, owing to its high grade, wide vein widths, growing dimension and proximity to planned infrastructure. The target has been intersected to date over a strike length of approximately 250 meters and over a vertical dimension of roughly 150 meters, and remains open in all directions.

Balsamo has the potential to significantly increase the high grade gold resource at El Dorado and enhance the project’s economics. The Company has therefore temporarily deferred its El Dorado feasibility study in order to determine the economic benefit of the Balsamo deposit. A timeframe for completion of the feasibility study can not be accurately estimated at this time, however, the delay of the feasibility study is unlikely to impact the development timeline of the proposed El Dorado operation.

Details of the Company’s progress at the El Dorado project are provided in Section 2.

Santa Rita Gold Project, El Salvador

On November 9, 2006, the Company commenced a Phase 1 drill program at its 100% owned Santa Rita gold project in El Salvador. On December 13, 2006 the Company temporarily suspended the Santa Rita drill program after protests organized by several local NonGovernmental Organizations (“NGOs”) and staged on the Santa Rita property using agitators primarily from outside the local communities, took on a more violent tone.

An initial meeting with the NGOs in December 2006, mediated by Procuraduría de Derechos Humanos (“Procuraduría”), a well-respected El Salvadoran human rights organization, was an opportunity for both the NGOs and the Company to present their positions. It was at this meeting that the Company voluntarily committed to temporarily suspend its Phase 1 drilling program at Santa Rita as sign of goodwill aimed at resolving the concerns of the NGOs through open and productive dialogue. A second meeting between the Company, local community representatives, and the NGOs originally scheduled for mid-February 2007 in the local city of Sensuntepeque is being rescheduled and moved to San Salvador. The Company will continue to postpone exploration work at Santa Rita while meaningful discussions with the NGOs carry on.

Further details about the Santa Rita project are presented in Section 2.

Financial Highlights (table is in thousands of US dollars, except per share amounts)

	Three Months ended January 31, 2007 (Q3 2007)	Three Months ended January 31, 2006 (Q3 2006)	Nine Months ended January 31, 2007	Nine Months ended January 31, 2006
Revenue	$1,044	$2,649	$5,249	$6,079
Operating Costs	$539	$1,252	$3,229	$3,252
Exploration expenditures	$2,374	$1,690	$7,007	$4,247
Net (loss) before unusual item	$(2,884)	$(607)	$(7,272)	$(2,230)
Net income (loss) for the period	$(2,974)	$(624)	$(6,375)	$1,103
Income (Loss) per share - basic and diluted	$(0.03)	$(0.01)	$(0.06)	$0.01
Cash Flow provided by (used for) operating activities	$(3,214)	$(933)	$(5,903)	$215
Net increase (decrease) in cash	$(410)	$(921)	$(807)	$546
Common shares outstanding (average)	106,883,497	81,405,284	106,519,077	81,121,331
Fully diluted shares (average)	112,430,252	86,631,784	112,096,267	86,347,831

	January 31, 2007		April 30, 2006
Cash and cash equivalents	$950		$1,757
Total assets	$20,510		$24,909
Total liabilities	$3,346		$2,874
Working Capital	$10,578		$16,329

Net Income (Loss)

For the three month period ended January 31, 2007, Pacific Rim recorded a net loss of $(3.0) million or $(0.03) per share, compared to a net loss of $(0.6) million or $(0.01) per share for the three month period ended January 31, 2006. This increased loss, despite lower mine operating costs at the Company’s Denton-Rawhide residual leach gold operation in the current quarter ($0.5 million for Q3 2007 compared to $1.3 million for Q3 2006) is primarily a result of decreased sales revenues ($1.0 million for Q3 2007 compared to $2.6 million for Q3 2006) combined with increased exploration expenditures ($2.4 million for Q3 2007 compared to $1.7 million for Q3 2006) and increased general and administrative expenses ($0.6 million for Q3 2007 compared to $0.4 million for Q3 2006) quarter over quarter.

Liquidity and Financial Condition

During Q3 2007, Pacific Rim’s cash and cash equivalents decreased by $ 0.4 million, from $1.4 million at October 31, 2006 to $1.0 million at January 31, 2007. At the end of Q3 2007 temporary investments (consisting of short term, redeemable guaranteed investment certificates) and bullion were $9.2 million and $1.4 million respectively, compared to $12.4 million and $0.5 million respectively at October 31, 2006. In the Company’s opinion, temporary investments and bullion are closely equivalent to cash, being immediately convertible to cash to cover short-term cash requirements.

During Q3 2007 the Company received cash inflows of $2.7 million from the redemption of temporary investments and $0.2 million from the issue of shares pursuant to the exercise of warrants. Outlays of cash during Q3 2007 included $2.3 million in direct exploration expenditures, $0.6 million in direct general and administrative expenses and $0.3 million advanced on an option payment to acquire a parcel of land. The net of these cash inflows and outlays was a decrease in cash and cash equivalents for Q3 2007 of $0.4 million.

At January 31, 2007 the book value of Pacific Rim’s current assets stood at $12.1 million compared to $17.3 million at April 30, 2006. The decrease in current assets is primarily a result of decreases in cash and cash equivalents ($1.0 million at January 31, 2007 compared to $1.8 million at April 30, 2006) and temporary investments ($9.2 million at January 31, 2007 compared to $14.6 million at April 30, 2006), marginally offset by increases in bullion ($1.4 million at January 31, 2007 compared to $0.5 million at April 30, 2006). The Company’s total assets at January 31, 2007 were $20.5 million compared to $24.9 million at April 30, 2006, with property, plant and equipment valued at $4.8 million at January 31, 2007 compared to $4.3 million at April 30, 2006, an advance on option payment of $0.3 million at January 31, 2007 with no comparable balance at April 30, 2006 and closure fund balances essentially unchanged. At January 31, 2007 Pacific Rim had current liabilities of $1.5 million, compared to $1.0 million at April 30, 2006 (the difference due to an increase in accounts payable from $0.9 million at April 30, 2006 to $1.4 million at January 31, 2007). Currently, Pacific Rim has no debt.

The $5.3 million decrease in current assets combined with the $0.5 million increase in current liabilities, resulted in a $5.8 million reduction in working capital since the Company’s fiscal 2006 year end, from $16.3 million at April 30, 2006 to $10.5 million at January 31, 2007.

Production

Pacific Rim’s share of production from the Denton-Rawhide operation in Q3 2007 was 3,158 ounces of gold and 27,742 ounces of silver at a total cash production cost of $278 per ounce of gold produced (net of silver credits). Gold production from Denton-Rawhide during the third quarter of fiscal 2007 was approximately 19% lower than in the same quarterly period of fiscal 2006. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. A number of procedures are being tested in an effort to maximize the recovery of gold from the Denton-Rawhide heap leach pile.

2. EXPLORATION ACTIVITY

Pacific Rim’s primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. El Dorado was advanced during the period November 1, 2006 to January 31, 2007 with the discovery of a number of new zones of gold mineralization in the vicinity of the established resources and reserves at the Minita and surrounding deposits. These discoveries were made soon after the Company returned to exploration drilling on the El Dorado project, after completing a two-year delineation drill program on the South Minita deposit and subsequent updated resource calculation for the El Dorado project during Q2 2007.

The July 2007 Updated El Dorado Resource Estimate outlined a total measured and indicated resource of 3.71 million tonnes averaging 9.35 g/t gold and 62.24 g/t silver, for a total of 1.1 million ounces of gold and 7.4 million ounces of silver, or 1.2 million gold equivalent ounces (based on a silver to gold ratio of 70:1). Of this total measured and indicated resource, 1,604,883 tonnes averaging 9.51 g/t gold and 60.82 g/t silver, or 490,000 ounces of gold and 3.1 million ounces of silver were defined as proven and probable reserves in the Company’s January 2005 pre-feasibility study.

Pacific Rim’s business model is to utilize its cash on hand and cash flow from gold production at its 49%-owned Denton-Rawhide Mine in Nevada, plus any cash it receives from the sale of non-core assets, to fund its exploration activities at the El Dorado and other projects, including mapping, sampling, surveying, drilling, resource definition and economical analysis, community relations initiatives and project generation. The Company’s cash on hand and sources of cash flow are neither sufficient nor intended to fund underground development or mine construction at El Dorado.

El Dorado Gold Project, El Salvador

Overview
The El Dorado gold project, located in El Salvador approximately 65 kilometers northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim is 100% owner of the El Dorado project. In September 2005 the El Dorado project was expanded from 75 square kilometers in two exploration licenses to 144 square kilometers in three exploration licenses with nominal expiry dates of September 28, 2013 (one license) and September 29, 2013 (two licenses). The project additionally includes a 12.75 square kilometer area pending conversion to an exploitation concession (the “El Dorado Exploitation Concession”), which underlying exploration license has a nominal expiry date of January 1, 2005.

In accordance with El Salvadoran law, Pacific Rim presented a request for the conversion of this 12.75 square kilometer portion of the El Dorado exploration licenses to an exploitation concession on December 22, 2004. The conversion process is currently pending ministerial acceptance of Pacific Rim’s Environmental Impact Study (see below and Section 10) and issuance of the environmental permits. El Salvadoran administrative rules and procedures give Pacific Rim exclusive rights to the exploitation concession area while the permitting process is underway.

Any production from El Dorado is subject to a royalty of 3% of net smelter returns in favor of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. One of these, the Minita vein system, was exploited in the mid-1900’s, producing roughly 78,000 ounces of gold from a feed grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide mill process.

Q3 2007 Developments
Following the completion of the South Minita delineation drilling program during Q1 2007 and the publication of an updated resource estimate for the El Dorado project during Q2 2007, Pacific Rim resumed its exploration drilling program at the El Dorado project in the renewed search for additional zones of gold mineralization in this extensive epithermal system.

The Company’s recent renewed focus on exploration drilling led to the discovery of two new areas of gold mineralization during Q2 2007 known as Deep Minita and Los Jobos, and a third and particularly exciting new zone during Q3 2007 known as Balsamo. The Deep Minita zone comprises gold mineralization in the main Minita vein structure at depth between the Minita and South Minita deposits. This zone was identified by a number of drill holes including P06-459 that intersected 2.7 meters averaging 17.41 g/t gold and most recently, hole P06-505 that intersected 10.4 g/t gold over 4.5 meters. The Los Jobos discovery is roughly 800 meters north of the Minita gold deposit and occurs in the N-NE striking Los Jobos vein, which splays off the main Minita structure. As defined to date by high grade gold in both surface samples and drill core, the Los Jobos mineralized zone has been traced over a strike length of roughly 250 meters and remains open for further expansion. Intersections of the Los Jobos zone include drill hole P06-486, which averaged 47.4 g/t gold over 1.5 meters and P06-493 that intersected 34.6 g/t gold over 0.7 meters.

The Balsamo zone, discovered during Q3 2007 is particularly exciting. The zone has been intersected by approximately 8 holes drilled to date and is notable for its high gold grades and relatively wide vein intersections. Drill intersections into this zone include 25.66 g/t gold over 5.6 meters in hole P06-494, 11.63 g/t gold over 4.3 meters in hole P06-489 and 32.3 g/t gold over 3.9 meters in hole P06-522. As defined to date, the Balsamo zone is roughly 250 meters in strike length and 150 meters in vertical dimension, and remains open in all directions.

In addition to its significant grades and width, the Balsamo zone is of particular interest in that it occurs in close proximity to the planned infrastructure of the El Dorado mine as proposed in the Company’s January 2005 pre-feasibility. Furthermore, the Balsamo vein may represent a new gold-enriched structure similar to the prolific Minita structure that hosts the bulk of the El Dorado resources and reserves, with the potential for multiple deposits as demonstrated on the Minita structure. The results from 41 new drill holes from the El Dorado gold project were reported by the Company during Q3 2007. A complete list of Pacific Rim’s drill results to date is available on the Company’s website (www.pacrim-mining.com).

Balsamo has the potential to significantly increase the high grade gold resource at El Dorado and enhance the project’s economic landscape. The Company has therefore deferred its El Dorado feasibility study in order to realize the economic benefit of the Balsamo deposit. The underground access tunnel will take a year and a half to complete, once permits are in hand, providing the Company ample time to determine the economic impact of the Balsamo deposit in parallel with development. A timeframe for completion of the feasibility study can not be accurately estimated at this time.

During fiscal 2004 Pacific Rim negotiated several option agreements to purchase surface rights over key portions of the El Dorado project area from local land owners. During Q3 2007, the Company commenced the process of exercising its option to purchase one of the parcels of land over which it holds a purchase option agreement, and advanced to the property owner $0.3 million of the $1.0 million total negotiated option payment. See Note 8 to the Consolidated Financial Statements for additional information.

Environmental Impact Study
In September 2004, the Company submitted an Environmental Impact Study ("EIS") to El Salvadoran Environmental and Natural Resources Ministry (“MARN”) for a 750 tonne per day operation. In September 2005, the finalized EIS (incorporating comments from MARN) was resubmitted to MARN, which then granted technical approval of the EIS, and instructed the Company to submit the EIS for public comment. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these and a number of other issues. In September 2006 the amended EIS was resubmitted to MARN, which requested clarification on a number of items. The Company’s responses to these requests have been provided. No further developments occurred during Q3 2007 and the Company is currently awaiting further instructions from MARN or final acceptance of the EIS and granting of an environmental permit.

Permitting
The granting of an Exploitation Concession by the Ministry of Economy (Division of Hydrocarbons and Mines) confers, to the applicant, the right to produce and sell valuable commodities recovered from the natural resources within the area of the Concession. The granting of an Exploitation Concession (the only permit required to commence mining activities) requires an environmental permit granted by MARN (see above) in addition to the applicant satisfying a number of other conditions. The Concession requires that the mine and associated facilities be built and operated in accordance with the conditions of the environmental permit and that development activities commence within 12 months of the date of the final Concession agreement.

Pacific Rim’s current Exploitation Concession application is based on designs for a 750 tpd operation at the Minita deposit as detailed in its EIS. Future amendments to the Exploitation Concession application documents and the presentation of an EIS for expanded operations will be required when the Company determines that a larger operation is economically viable.

El Salvadoran Mining Law
El Salvador’s current mining law was enacted in 1996. Since then numerous Exploration Licenses (which are equivalent to exploration claims) have been granted. Pacific Rim’s El Dorado project is the first advanced-stage exploration project to have reached the Exploitation Concession application stage under El Salvador’s current mining law. Moving this project through the application process has identified shortcomings in the current law that would benefit from reform.

El Salvador’s governing party (ARENA), the primary opposition party (FMLN), most minority parties (PCN, PDC, & CD) and importantly, Pacific Rim are in favor of reforming the El Salvadoran mining law. In considering the potential modifications, the El Salvador government is reviewing the laws of countries with established mining industries and well-regarded mining laws including Chile, Peru, Canada and the USA, is considering the positions of all sides of the political spectrum and is consulting with various mining companies including Pacific Rim.

Pacific Rim’s Exploitation Concession application for the El Dorado project remains in process however it is uncertain whether the El Dorado Exploitation Concession will be granted prior to the expected reformation of the El Salvadoran mining law. In addition, a timeframe for final approval of the El Dorado EIS has not been determined. As such, the Company is uncertain when its El Dorado Exploitation Concession will be granted and hence, when development of the proposed El Dorado mine will commence.

Pacific Rim is working diligently with the administration, opposition parties, business groups and civil society to secure its mining permit for El Dorado as soon as possible.

Summary
The El Dorado project remains the cornerstone of Pacific Rim’s strategy for growth. Virtually all of the $2.3 million in direct exploration costs recorded during Q3 2007 was expended on the El Dorado project, primarily on the drill program and feasibility study work.

Santa Rita Gold Project, El Salvador

The Santa Rita gold project is a 48 square kilometer exploration concession located in El Salvador immediately northwest of the Company’s flagship El Dorado gold project. Pacific Rim is 100% owner of the Santa Rita gold project. In June 2006 Pacific Rim received the necessary permits from MARN to conduct an exploration drill program on the Santa Rita project and in September 2006 the Company successfully negotiated surface rights agreements over key areas of the project and constructed and/or upgraded access roads to the main target areas.

On November 9, 2006, the Company commenced a Phase 1 drill program at its 100% owned Santa Rita gold project in El Salvador. On December 13, 2006 the Company temporarily suspended this drill program after protests staged by several local Non-Governmental Organizations (“NGOs”) on the Santa Rita property, using agitators primarily from outside the local communities, took on a more violent tone.

An initial meeting with the NGOs in December 2006, mediated by Procuraduría de Derechos Humanos (“Procuraduría”), a well-respected El Salvadoran human rights organization, was an opportunity for both the NGOs and the Company to present their positions. It was at this meeting that the Company voluntarily committed to temporarily suspend its Phase 1 drilling program at Santa Rita as sign of goodwill aimed at resolving the concerns of the NGOs through open and productive dialogue. A second meeting between the Company, local community representatives, and the NGOs originally scheduled for mid-February 2007 in the local city of Sensuntepeque is being rescheduled and moved to San Salvador. Pacific Rim welcomes these changes and will continue to participate openly and in good faith. The forthcoming meeting will be mediated by the San Salvador-based executive directorate of Procuraduría.

The Company will continue to honor its commitment to postpone the Santa Rita exploration drilling program, so long as productive discussions continue with the NGOs and local stakeholders concerning the technical and environmental details of its drilling program. The Company believes it has the support of the majority of the Santa Rita population and is actively seeking a negotiated, peaceful resolution to this conflict so that the Santa Rita drill program can resume.

Further information regarding this issue is provided in the Company’s news releases #06-24, #06-25 and #07-01.

3. REVIEW OF OPERATIONS

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Minerals Company, a subsidiary of Rio Tinto PLC, is 51% owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Gold and Silver Production

Pacific Rim’s share of production from the Denton-Rawhide operation during the third quarter of fiscal 2007 was 3,158 ounces of gold and 27,742 ounces of silver at a total cash production cost of $278 per ounce of gold produced (calculated as per industry standards and net of silver credits). Pacific Rim’s share of production from the Denton-Rawhide mine during the same quarterly period a year earlier was 3,892 ounces of gold and 31,800 ounces of silver at a total cash production cost of $279 per ounce of gold produced. Cash production costs for the third quarter of fiscal 2007 have remained relatively unchanged on a per ounce basis compared to the same quarter a year earlier. Mine operating expenditures decreased quarter over quarter due the decrease in gold sales revenues for the current quarter ($1.0 million for Q3 2007 compared to $2.6 million for Q3 2006) and the related impact of the increase in bullion inventory on hand ($1.4 million for Q3 2007 compared to $0.5 million for Q3 2006).

For the nine months ended January 31, 2007, Pacific Rim’s share of production from Denton-Rawhide was 9,183 ounces of gold and 84,262 ounces of silver at a total cash production cost of $354 per ounce, compared to 11,855 ounces of gold and 106,232 ounces of silver at a total cash production cost of $221 per ounce for the nine months ended January 31, 2006. Mine operating costs during the nine months ended January 31, 2007 were virtually unchanged from the same period a year earlier, which, when combined with the decrease in production period over period, led to the increase in unit production costs period over period.

The gold price closed at $614.10 per ounce on November 1, 2006 (the first trading day in Q3 2007) and $650.50 per ounce on January 31, 2007 (the last trading day in Q3 2007), and traded within a price range of $608.30 to $651.75 within the three-month period of November 1, 2006 to January 31, 2007.

Gold production from Denton-Rawhide during the third quarter of fiscal 2007 was approximately 19% lower than in the same quarterly period of fiscal 2006. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. The Denton-Rawhide operators have initiated a number of programs to maximize the recovery of gold from the heap leach pile, which resulted in a slight improvement in gold production during Q3 2007 compared to Q2 2007 and Q1 2007 (3,158 ounces of gold during Q3 2007 compared to 3,048 ounces of gold during Q2 2007 and 2,977 ounces of gold during Q1 2007), and may result in future short term production improvements. However, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than six months at a time.

Production Highlights

	Q3 2007	Q3 2006	First Nine Months Fiscal 2007	First Nine Months Fiscal 2006
Ounces gold produced*	3,158	3,892	9,183	11,855
Ounces silver produced*	27,742	31,800	84,262	106,232
Total cash production cost per ounce**	$278	$279	$354	$221
Average realized gold price	$631	$521	$630	$476
Average actual gold price	$630	$512	$623	$464

*Pacific Rim’s 49% share of Denton-Rawhide production
**See Section 12 “Non-GAAP Measures”

Hedging

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company employs a short-term hedging policy, where, from time to time, it may sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At the start of Q2 2007 the Company had had no forward sales contracts in place and no contracts were entered into during the quarter. Pacific Rim’s hedging program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

4. RESULTS OF OPERATIONS

For the three month period ended January 31, 2007, Pacific Rim recorded a net loss of $(3.0) million or $(0.03) per share, compared to a net loss of $(0.6) million or $(0.01) per share for the three month period ended January 31, 2006. This increased loss, despite lower mine operating costs at the Company’s Denton-Rawhide residual leach gold operation in the current quarter ($0.5 million for Q3 2007 compared to $1.3 million for Q3 2006) is primarily a result of decreased sales revenues ($1.0 million for Q3 2007 compared to $2.6 million for Q3 2006) that are a result of an increase in bullion inventory on hand ($1.4 million for Q3 2007 compared to $0.5 million for Q3 2006) combined with increased exploration expenditures ($2.4 million for Q3 2007 compared to $1.7 million for Q3 2006) and increased general and administrative expenses ($0.6 million for Q3 2007 compared to $0.4 million for Q3 2006) quarter over quarter.

For the nine months ended January 31, 2007, net loss was $(6.4) million or $(0.06) per share compared to a net income $1.1 million or $0.01 per share for the nine months ended January 31, 2006. Revenues from the sale of gold and silver were $0.9 million lower during the current nine-month period ($5.2 million for the first nine months of fiscal 2007 compared to $6.1 million for the same period the year earlier), despite a higher realized gold price period over period, due to a significantly lower volume of gold sales. Operating costs were virtually unchanged period over period ($3.2 million for the first nine months of fiscal 2007 compared to $3.3 million for the first nine months of fiscal 2006), which, when combined with the lower revenues in the current nine month period, resulted in a $0.8 million decrease in mine operating income ($2.0 million for the nine month period ended January 31, 2007 compared to $2.8 million for the same period a year earlier. Expenses for the first nine months of fiscal 2007 were substantially higher than the same period a year earlier ($9.3 million and $5.0 million, respectively) due to increased exploration expenditures ($7.0 million for the current nine month period compared to $4.2 million for the same period a year earlier), increased general and administrative expenses ($2.2 million for the first nine months of fiscal 2007 compared to $1.0 million for the same period a year earlier, offset by increased interest income in the first nine months of fiscal 2007 compared to the same period a year earlier ($0.5 million and $0.1 million respectively). A $1.0 million recovery of investment in the Andacollo mine during the first nine months of fiscal 2007 (compared to $3.3 million in the comparable period a year earlier) combined with the $0.8 million decrease in mine operating income and $4.2 million increase in expenses period over period, led to a $7.5 million decrease in income period over period from a net income of $1.1 million for the nine months ended January 31, 2006 to a net loss of $(6.4) million for the nine months ended January 31, 2007.

Revenue

Revenue, derived entirely from the sale of gold and silver from the Denton-Rawhide mine, was $1.0 million in Q3 2007, compared to $2.6 million in Q3 2006. Revenue for the third quarter of fiscal 2007 was lower than the same period of fiscal 2006, despite an improvement in the realized gold price ($631 per ounce for Q3 2007 compared to $521 per ounce for Q3 2006) due to a decrease in gold sales during the quarter relative to the same period a year earlier (1,000 ounces of gold sold during Q3 2007 compared to 4,400 ounces of gold sold during Q3 2006). The decrease in gold sales for the current quarter is the result of differences in the timing of gold sales as reflected in the increase in bullion inventory on hand at end of the current quarter ($1.4 million for Q3 2007 compared to $0.5 million for Q3 2006).

Mine operating expenses were $0.5 million in Q3 2007 compared to $1.3 million in the same period a year earlier. This decrease is directly attributable to the lower gold sales recorded for the current quarter as described above. The net result of the decrease in both revenue and mine operating expenses was a $0.9 million decrease in mine operating income for the current quarter ($0.5 million for Q3 2007 compared to $1.4 million for Q3 2006).

Expenses

Net non-operating expenses increased during Q3 2007 to $3.4 million from $2.0 million during Q3 2006. Exploration expenditures of $2.4 million in Q3 2007 included costs related to the El Dorado feasibility study which was ongoing during the quarter, for which no similar costs occurred during Q3 2006 and reflect increases in personnel, equipment and consultant fees due to an overall increase in exploration activity. General and administrative expenses increased quarter over quarter, from $0.4 million during Q3 2006 to $0.6 million for Q3 2007 due to the hiring of new management and staff positions and the overall increase in corporate and exploration activities. The increase in exploration and general and administrative expenses led to the $1.4 million increase in expenses quarter over quarter.

5. SUMMARY OF QUARTERLY RESULTS

Summary of Quarterly Results (unaudited – table is in thousands of US dollars, except per share amounts)

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2007	2007	2007	2006	2006	2006	2006	2005
Revenue	$1,044	$2,595	$1,610	$1,945	$2,649	$1,712	$1,718	$2,925
Net income (loss)	$(2,974)	$(1,355)	$(2,046)	$(1,721)	$(624)	$1,208	$519	$(277)
Net income (loss) per share basic and diluted	$(0.03)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$0.01	$0.01	$0.00

Revenues are a function of production levels from the Denton-Rawhide operation, which have generally declined over the last eight quarters, and the price of gold, which has generally risen during the same time frame. Over the last eight quarters, operating costs at the Denton-Rawhide mine have generally declined, and dropped markedly in the current quarter due to silver sales credits and a decrease in the number of gold ounces sold, as evidenced by an increase in the bullion inventory on hand as of January 31, 2007 relative to the Company’s previous seven quarter-ends. Exploration expenditures have generally increased over the past four quarters due to the addition of 1 extra drill rig to the El Dorado exploration program and the increased costs associated with this extra equipment. Quarterly exploration expenditures also increase from time to time due to extraordinary special projects such as pre-feasibility or feasibility studies, as occurred during the current quarter. With the exception of these extraordinary costs the majority of the Company’s exploration expenditures are incurred on its ongoing El Dorado drill program. The Company typically experiences a net quarterly loss, the magnitude of which depends on the balance of production levels, gold price, mine operating income and exploration and general and administrative expenditures. The Company experienced a net quarterly profit during Q1 2006 and Q2 2006 as a result of recoveries of investment in the Andacollo mine at a time when exploration expenses were relatively low and revenues were relatively strong. The increased net loss during the current quarter is a result of significantly lower revenues and higher exploration and general and administrative expenditures. Net income (loss) per share followed the same pattern as net income (loss) over the past 8 quarters as changes to the number of shares outstanding were negligible until Q4 2006 when the Company issued approximately 23 million shares in connection with an equity financing.

6. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity

During Q3 2007, Pacific Rim’s cash and cash equivalents decreased by $ 0.4 million, from $1.4 million at October 31, 2006 to $1.0 million at January 31, 2007. At January 31, 2007, temporary investments (consisting of short term, redeemable guaranteed investment certificates) and bullion were $9.2 million and $1.4 million respectively, compared to $12.4 million and $0.5 million respectively at October 31, 2006. In the Company’s opinion, temporary investments and bullion are closely equivalent to cash, being immediately convertible to cash to cover short-term cash requirements.

During Q3 2007 the Company received cash inflows of $2.7 million from the redemption of temporary investments and $0.2 million from the issue of shares pursuant to the exercise of warrants. Outlays of cash during Q3 2007 included $2.3 million in direct exploration expenditures, $0.6 million in direct general and administrative expenses and $0.3 million advanced on an option payment to acquire a parcel of land. The net of these cash inflows and outlays was a decrease in cash and cash equivalents for Q3 2007 of $0.4 million.

During the first nine months of fiscal 2007, the Company’s cash and cash equivalents decreased by $0.8 million from $1.8 million at April 30, 2006 to $1.0 million at January 31, 2007. At the end of Q3 2007, temporary investments and bullion were $9.2 million and $1.4 million respectively, compared to $14.6 million and $0.5 million respectively at April 30, 2006.

Cash Flow Provided by (Used For) Operating Activities
Cash flow used for operating activities was $(3.2) million in Q3 2007 compared to $(0.9) million in Q3 2006. The $2.3 million increase in cash flow used for operating activities is primarily due to the increase in net loss quarter over quarter from $(0.6) million during Q3 2006 to $(3.0) million during Q3 2007.

For the first nine months of fiscal 2007, cash flow provided by (used for) operating activities decreased by $6.1 million, from $0.2 million for the nine month period ended January 31, 2006 to $(5.9) million for the nine month period ended January 31, 2007. The difference is attributable primarily to a $7.5 million decrease in net income and a $0.6 million increase in stock-based compensation period over period.

Cash Flow Provided by (Used For) Investing Activities
Cash flow provided by investing activities was $2.6 million for Q3 2007 compared to a negligible amount used for investing activities in Q3 2006. The increase in cash flow provided by investing activities in Q3 2007 compared to Q2 2006 reflects a $3.2 million drawdown of the Company’s temporary investments (comprised of $2.7 million in redemptions and $0.5 million in related foreign exchange impact) made during the current quarter compared to nil for the same period a year earlier and an advance payment of $0.3 million relating to an option to acquire a parcel of land compared to nil for the same period a year earlier , offset by a $0.3 million purchase of property, plant and equipment during the three months ended January 31, 2007 compared to a negligible amount for the same period a year earlier.

Cash flow provided by investing activities increased by $4.6 million, from a negligible amount for the nine months ended January 31, 2006 to $4.6 million for the nine months ended January 31, 2007. The difference is a result of $5.4 in redemptions from the Company’s temporary investments less $0.5 million in the purchase of property, plant and equipment made during the first nine months of fiscal 2007 compared to nil or negligible amounts for these items during the first nine months of fiscal 2006.

Cash Flow Provided by Financing Activities
During Q3 2007, the Company received $0.2 million in cash flow from financing activities compared to a negligible amount for Q3 2006. The Q3 2007 financing cash flow is related to the issuance of 233,438 shares upon the exercise of warrants related to the Company’s March 2006 equity financing (at an average price of CDN$0.84 per share).

Cash flow provided by financing activities was $0.5 million for the nine months ended January 31, 2007 and $0.3 million for the nine months ended January 31, 2006. Financing cash flow during the current nine month period related to the exercise of warrants as described above plus 959,000 common shares upon the exercise of stock options (at an average price of CDN$0.29 per share) while financing cash flow for the same period a year earlier was from the issuance of 783,766 shares upon the exercise of stock options (at an average price of CDN$0.53 per share).

Capital Resources and Financial Condition

At January 31, 2007 the book value of Pacific Rim’s current assets stood at $12.1 million compared to $17.3 million at April 30, 2006. The decrease in current assets is primarily a result of decreases in cash and cash equivalents ($1.0 million at January 31, 2007 compared to $1.8 million at April 30, 2006) and temporary investments ($9.2 million at January 31, 2007 compared to $14.6 million at April 30, 2006), marginally offset by increases in bullion ($1.4 million at January 31, 2007 compared to $0.5 million at April 30, 2006). The Company’s total assets at January 31, 2007 were $20.5 million compared to $24.9 million at April 30, 2006, with property, plant and equipment valued at $4.8 million at January 31, 2007 compared to $4.3 million at April 30, 2006, an advance on option payment of $0.3 million at January 31, 2007 with no comparable balance at April 30, 2006 and closure fund balances essentially unchanged. At January 31, 2007 Pacific Rim had current liabilities of $1.5 million, compared to $1.0 million at April 30, 2006 (the difference due to an increase in accounts payable from $0.9 million at April 30, 2006 to $1.4 million at January 31, 2007). Currently, Pacific Rim has no debt.

The $5.2 million decrease in current assets combined with the $0.5 million increase in current liabilities, resulted in a $5.7 million reduction in working capital from $16.3 million at April 30, 2006 to $10.6 million at January 31, 2007.

Pacific Rim only forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Denton-Rawhide is expected to contribute additional funds over the coming fiscal year that will be used for general and administrative and exploration expenses. The Company believes it has sufficient working capital in place to adequately cover its planned expenditures through the remainder of fiscal 2007 and beyond. If and when the Company commences development activities at El Dorado, including construction of an access / haulage ramp, additional financing will be required.

Pacific Rim, received $1.0 million during the first nine months of fiscal 2007 in recovery of investment in the Andacollo mine, compared to $3.3 million in receipts from the same source during the same period a year earlier. Future payments related to the sale of the Andacollo mine are secured by a promissory note in the amount of $1.4 million (payable by September 20, 2007), which amounts will be recorded as received. See Note 13 to the Consolidated Financial Statements for additional information.

7. CONTRACTUAL OBLIGATIONS

The Company is committed to payments under operating leases for office premises, residential housing leases in El Salvador, a photocopier, and vehicles through to 2009 as described in Note 13 to the accompanying consolidated financial statements. The Company’s contractual obligations have not materially changed from those disclosed in its 2006 Annual Report.

8. CRITICAL ACCOUNTING POLICIES

The Company has not adopted any new accounting policies or implemented any accounting changes during the current reporting period. Readers are referred to the Company’s 2006 Annual Report for a complete discussion of Critical Accounting Policies.

9. RISKS AND UNCERTAINTIES

History of Losses
The Company has a history of losses and may continue to incur losses for the foreseeable future. As of January 31, 2007, the Company had an accumulated deficit of $60.0 million. The Company's sole source of operating revenue is derived from its interest in Denton-Rawhide. Production at Denton-Rawhide decreased during Q3 2007 and is expected to continue to decline as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company's control, the Company is unable to reliably estimate its share of gold production from Denton-Rawhide for the remainder of fiscal 2007 or beyond. There can be no assurance that the Company will realize revenue growth or achieve profitability.

Financing Risks
The Company anticipates that cash and cash equivalents, temporary investments and bullion, combined with the expected cash generated from leaching activities at Denton-Rawhide and future payments due from the sale of the Andacollo mine asset will be sufficient to fund the Company's cash requirements and current exploration activities through the remainder of the current fiscal year but are not sufficient to fully fund significant development activities such as the construction of an underground access/haulage ramp at the El Dorado Property. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that operating cash flow from Denton-Rawhide will continue to be sufficient (see “History of Losses” and "Metal Price Volatility") or that additional funding will be available to further exploration and development of the Company’s projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

Exploration Risks
Resource exploration, development, and operations is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Except for the Denton-Rawhide mine, which has ceased mining activity and is in a residual leaching phase, and the El Dorado project, which contains proven and probable reserves, none of the Company's properties have a known body of ore and any proposed exploration programs are an exploratory search for ore.

The Company's principal exploration property is located in El Salvador which country imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Company may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure against or which for economic reasons it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position. In addition, there are a number of uncertainties inherent in any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

Uncertainty of Mineralization Estimates
Although mineral resource and reserve estimates cited in this document have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, and the Company believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Title to Properties
The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. As part of its investigations, the Company has investigated and believes it has good title to its properties. However, the Company cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions. The Company is in the process of converting a portion of its El Dorado Property exploration licenses to an exploitation concession and has made the necessary applications and carried out the studies requested by the authorities, including an environmental impact study. The approval of the El Dorado environmental impact study by the environmental ministry is a requirement for approval of the exploitation concession by the economic ministry. The Company cannot say with certainty when or if the authorities in El Salvador will approve the El Dorado environmental impact study or grant the Company an exploitation concession. El

Salvadoran administrative rules and procedures assure the Company exclusive rights to the proposed exploitation concession area while the conversion process is underway.

Metal Price Volatility
The Company's ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is not within the control of the Company. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

Government Law, Environmental and Other Regulatory Requirements
The Company's El Dorado, Santa Rita and Zamora properties are located in El Salvador. In addition, the Company holds or seeks to acquire properties for exploration in other Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company's knowledge, it is operating in compliance with all applicable environmental and mine closing regulations.

Forward Selling Activities
The Company may utilize forward selling to protect the selling price of a portion of its gold production from the Denton-Rawhide mine. Silver production is sold in the spot market. The market risk to the Company’s cash flow from forward selling relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any forward sale contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

Dependence on Management
The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

Conflicts of Interest
The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Competition for Other Assets
Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Currency Fluctuations May Affect the Costs of Doing Business
The Company's activities and offices are currently located in Canada, the United States, Argentina, El Salvador and Chile. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada, Chile, Argentina and El Salvador may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

The Company's Insurance Coverage May Be Inadequate
The mining industry is subject to significant inherent risks. While where applicable, the Company has purchased property, business interruption (Denton-Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

Reclamation Risks at Denton-Rawhide
The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval. The Coordinating Committee of the Denton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide mine of $9.8 million, of which 49% are to the account of the Company and contributed to the Reclamation Trust. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although believed to be sufficient to handle all remaining closing costs may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine.

Increased Costs and Compliance Risks as a Result of Being a Public Company
Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, the AMEX and the TSX. The Company expects these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. The Company is currently preparing for compliance with Section 404; however, there can be no assurance that the Company will be able to effectively meet all of the requirements of Section 404 in the required timeframe. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 could be impaired, which could cause the Company's stock price to decrease.

10. ENVIRONMENTAL AND SOCIAL RESPONSIBILITIES

Environmental

Environmental stewardship, social responsibility and sustainability are core values of Pacific Rim Mining Corp. The Company places high importance on conducting its exploration programs so as to minimize its impact on the environment, adopting best practices in all areas, meeting international standards at a minimum and exceeding standards where possible and operating in a culturally sensitive, respectful manner. Pacific Rim works diligently, on an ongoing basis, to earn and maintain its ‘social license’ in all jurisdictions and communities in which it operates.

In September 2004, the Company submitted an Environmental Impact Study ("EIS") for a 750 tonne per day ("tpd") operation to the El Salvadoran Environmental and Natural Resources Ministry ("MARN"). In September 2005, the finalized EIS (incorporating comments from MARN) was resubmitted to MARN, which then granted final technical approval of the EIS, and instructed the Company to submit the EIS for public comment. The public comment period ran for two weeks in October 2005. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these issues. The amended EIS was resubmitted to MARN in September 2006 and the Company is now awaiting further instructions from MARN or final acceptance of the EIS and granting of an environmental permit.

Pacific Rim has on deposit in a closure trust fund $3.4 million (fair market value of $3.4 million) as of January 31, 2007 to fund its portion of the reclamation costs associated with closure of the Denton-Rawhide mine. Current reclamation work is being funded primarily from operating cash flow. Reclamation expenditures (Pacific Rim’s portion) totaling $0.1 million are anticipated to be spent at Denton-Rawhide in the remainder of fiscal 2007, with a further $1.8 million in estimated closure costs thereafter. No further trust funding is expected to be required. A closure plan for the Denton-Rawhide mine was submitted to the appropriate agencies for approval during fiscal 2005 and is currently being reviewed.

Community Relations

Pacific Rim Mining Corp. is committed to providing long term, sustainable benefits to the communities in which it operates and to sharing its success with local stakeholders. Please refer to the Company’s 2006 annual report and the Company’s website for a discussion of community benefit initiatives being undertaken by Pacific Rim in the towns and villages in and around the Company’s El Dorado gold project.

11. OUTLOOK

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through the remainder of fiscal 2007 and beyond, with a continued decrease in production rates as the operation progresses through the residual leaching phase.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador and on corporate overheads. The Company has returned the focus of its El Dorado drill program to the testing of exploration targets, following the completion of the South Minita delineation drill program during Q1 2007. A number of new zones of gold mineralization have been discovered as a result of this renewed exploration initiative at El Dorado, and these zones, particularly the Balsamo target, will continue to be tested for continuity and dimension during the coming fiscal quarter.

Because of the potential impact the expanding high grade Balsamo deposit may have on the economic landscape of the El Dorado project, the Company has opted to defer completion of its El Dorado feasibility study. The Balsamo discovery will be aggressively drilled in the coming months with the aim of defining the gold and silver ounces in this deposit and including them in the project’s economic assessment. The feasibility study will conclude when this information is obtained.

The Company is currently awaiting approval of the conversion of its core El Dorado claim from an Exploration License to an Exploitation Concession, the granting of which conveys to the Company a permit to construct and operate a mine. Mine development activities can not proceed until such time as the Exploitation Concession is granted. If and when the Company decides to commence development activities at El Dorado, additional financing will be required.

Pacific Rim intends to continue its exploration work and social and environmental initiatives at its remaining exploration projects during the coming quarter. Surface mapping and sampling will proceed at the Zamora project in an effort to delineate on surface the sizeable low-sulfidation epithermal system identified there over the past year. The Company’s diplomatic efforts to reach an accord with the NGOs responsible for protests staged at the Santa Rita property will continue, though its exploration programs at Santa Rita will remain postponed for the time being. Social and environmental initiatives planned by the Company for the Santa Rita project area communities are a high priority of the Company and will proceed if, as and when practicable.

12. NON-GAAP MEASURES

This document includes certain non-GAAP performance measures including “total cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs (table is in thousands of US dollars except gold ounces and cost per ounce)

	Fiscal 2007 Total Cash Production Costs to January 31, 2007		Fiscal 2006 Total Cash Production Costs To January 31, 2006
	3 months ended	9 months ended	3 months ended	9 months ended
Operating costs	$539	$3,229	$1,252	$3,252
Silver credits realized	$(412)	$(835)	$(165)	$(633)
Inventory Change	$749	$854	n/a	n/a
Cost base for calculation	$876	$3,248	$1,087	$2,619
Gold ounces produced	3,158	9,153	3,892	11,855
Cost base per gold ounce produced	$278	$354	$279	$221

13. ADDITIONAL SOURCES OF INFORMATION

Additional sources of information regarding Pacific Rim Mining Corp. include the Company’s: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 20-F filing (available at www.sec.gov); and website www.pacrim-mining.com.

14. NATIONAL INSTRUMENT 43-101 DISCLOSURE AND CAUTIONARY NOTES

National Instrument 43-101

Mr. William Gehlen, VP Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory which is independent of Pacific Rim Mining Corp.

The July 2006 El Dorado resource estimate was prepared by Mr. Steve Ristorcelli, P.Geo. of Mine Development Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR on July 31, 2006. The report was coauthored by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

The terms “measured resource”, “indicated resource”, “inferred resource”, “proven reserve” and “probable reserve” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term “bankable” in reference to a feasibility study is defined as a comprehensive analysis of a project’s economics and is used by the banking industry for financing purposes.

Cautionary Note to U.S. Investors Concerning Estimates of Resources and Reserves

We advise U.S. investors that while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an "inferred mineral resource" exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" or "indicated mineral resource" categories will ever be converted into reserves.

"Mineral reserves" have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented above, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively (the industry standard current at the time of the Minita reserve calculation), rather than the historic three year average prices required by the U.S. Securities and Exchange Commission (which as at January 21, 2005, the date of the Minita reserve calculation, would have been a $360.94 gold price and $5.38 silver price).

Note Regarding Forward Looking Statements

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Dated March 12, 2007